STELLAR ACQUISITION III INC.

90 Kifissias Avenue

Maroussi Athens, Greece

November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.
Registration Statement on Form S-4
Filed April 11, 2018, as amended
File No. 333-224227

Dear Ms. Ayoola:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stellar Acquisition III Inc. hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on November 13, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer, Chief Financial Officer (Principal Financial and Accounting Officer